VIA EDGAR

July 11, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re:     Alexion Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 10, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed April 25, 2014
File No. 000-27756

Ladies and Gentlemen:

On behalf of Alexion Pharmaceuticals, Inc. ("Alexion"), submitted herewith is a response to comments contained in the letter dated June 26, 2014 from Mr. Jim B. Rosenberg of the Staff ("Staff"), of the Securities and Exchange Commission ("Commission") to Mr. Vikas Sinha, Alexion's Executive Vice President and Chief Financial Officer. The comment and response set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter.

On behalf of Alexion, we advise you as follows:

Form 10-Q for the Quarterly Period Ended March 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Product Sales, page 25

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We acknowledge your response to our comment. Please provide us proposed disclosure to be included in future filings that explains the events and/or circumstances that caused “current provisions relating to sales in current year” to significantly increase from the prior year. Please also consider identifying, in your proposed disclosure, the countries where you have material volume based arrangements along with the amount of the contractual limitation.

Response: In response to the Staff’s comment, we will provide in our future Annual Reports on Form 10-K disclosure in substance similar to the following:

“We have provided balances and activity in rebates payable account for the years ended December 31, 2013, 2012 and 2011 as follows:

Rebates Payable
Balance at December 31, 2010	$4,660
Current provisions relating to sales in current year	36,045
Adjustment relating to prior years	(1,462)
Payments/credits relating to sales in current year	(15,226)
Payments/credits relating to sales in prior years	(2,271)
Balance at December 31, 2011	$21,746
Current provisions relating to sales in current year	80,131
Adjustment relating to prior years	(2,566)
Payments/credits relating to sales in current year	(22,634)
Payments/credits relating to sales in prior years	(14,343)
Balance at December 31, 2012	$62,334
Current provisions relating to sales in current year	149,247
Adjustment relating to prior years	(2,180)
Payments/credits relating to sales in current year	(29,574)
Payments/credits relating to sales in prior years	(55,530)
Balance at December 31, 2013	$124,297

Current provisions relating to sales in the current year increased by $69,116 in 2013 compared to 2012 and $44,086 in 2012 compared to 2011, primarily due to estimated rebates payable in France during 2013. The increase in rebates payable in France of approximately $57,900 in 2013 and approximately $33,000 in 2012 was due to increased unit volumes and contractual reimbursement limitations. The remaining increase in current provisions related to increased unit volumes in the United States and Europe which were subject to rebates.

In March 2014, we entered into an agreement with the French government which positively impacts prospective reimbursement of Soliris and also provides for reimbursement for shipments in years prior to January 1, 2014. As a result of this agreement, in the first quarter 2014, we reduced the rebate payable and recognized $87,830 of net product sales from Soliris in France relating to years prior to January 1, 2014. ”

We have volume-based arrangements in other countries that are not material, and we do not expect that any of our current volume-based arrangements will individually or collectively result in further material adjustments. We currently provide a detailed explanation of the impact of price, volume and foreign exchange on our changes in sales in the Results of Operations section of our

Management’s Discussion and Analysis (“MD&A”). This price/volume/foreign exchange disclosure will explain the material price impact resulting from changes in future reimbursement arrangements. To provide further clarity on the impact of reimbursement arrangements, we also will prospectively provide similar disclosure as above related to material changes in current provisions relating to sales in current year in the rebates payable rollforward in MD&A.

* * * * * *

Alexion acknowledges the following:

•	Alexion is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Alexion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please telephone the undersigned at (203) 271-8250.

Very truly yours,

/s/ Scott Phillips

Scott Phillips
Vice President - Corporate Controller and Chief Accounting Officer

cc:    Leonard Bell, Alexion Pharmaceuticals, Inc.
Vikas Sinha, Alexion Pharmaceuticals, Inc.
John Moriarty, Alexion Pharmaceuticals, Inc.
Michael Greco, Alexion Pharmaceuticals, Inc.
Patrick O'Brien, Ropes and Gray LLP

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